UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 15, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CymaBay Therapeutics, Inc.

File No. 1-36500 - CF#33201

_____

       CymaBay Therapeutics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 12, 2015.

       Based on representations by CymaBay Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

       Exhibit 10.1   through September 2, 2020

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                               Brent J. Fields
                               Secretary